Aetna 151 Farmington Avenue Hartford, CT 06156
March 6, 2008	Judith H. Jones Counsel Law & Regulatory Affairs, RW61 (860) 273-0810 Fax: (860) 273-8340

Mr. Tim Buchmiller, Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Aetna Inc.
Definitive Proxy Statement
Filed March 19, 2007
File No. 001-16095

Dear Mr. Buchmiller:

I am writing in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”), dated January 15, 2008, regarding the Aetna Inc. definitive proxy statement for 2007.  The response to the Staff’s comment is set forth below.  As requested in your comment letter, Aetna Inc. (the “Company”) also hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In your letter dated January 15, 2008, you requested that the Company provide “a more detailed explanation as to why disclosure of the actual targeted quantitative value of [our Annual Bonus Plan] measures would cause substantial competitive harm when the requested disclosure would be made on a historical basis.”1

Mr. Tim Buchmiller, Senior Attorney
March 6, 2008

Annual Performance Targets Provide Information about the Key Elements of Future Operating Initiatives and Multi-Year Strategic Plan

The Company operates in the healthcare insurance industry, which is a highly competitive and in particular, a highly price sensitive market.  To be successful, the Company established a confidential, internal strategic planning process that operates on a rolling three-year basis.  During this planning process, the Company conducts an analysis of actions that are needed to achieve the results under its rolling three-year strategic plan (the “Three-Year Strategic Plan”).  These actions consist of both strategic actions that shape the future nature of the Company’s products and service offerings, and also of a significant number of operating initiatives, such as price increases, reduction of administrative expenses, investments in technology, efforts to mitigate medical costs or adapt to changes in targeted markets which are necessary for the Company to achieve its long term goals.

As stated in our prior response letter to the Staff dated October 12, 2007, in 2006 the Company’s Annual Bonus Plan contained four categories of performance measures (the “Performance Targets”). As stated in the Company’s 2007 Proxy Statement, the Committee on Compensation and Organization of the Company’s Board of Directors (the “Committee”) selected these Performance Targets for the Annual Bonus Plan because they represent key elements of the Company’s internal and confidential business plans.  The measures and their relative weighting are fully disclosed on pages 32 to 33 of the 2007 Proxy Statement.2

1 Instruction 4 to Item 402(b) of Regulation S-K provides that the Company need not disclose the Company performance goals if such disclosure would result in competitive harm to the Company.  Instruction 4 further provides that the standard used in determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act and Rule 80(b)(4) thereunder.

The courts have interpreted Exemption 4 as affording protection from disclosure to information that is (i) commercial or financial, (ii) obtained from a person outside the government and (iii) privileged or confidential.  Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 529 (D.C., Cir. 1979); National Parks & Conversation Ass’n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974), subsequent appeal sub nom. National Parks & Conversation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).  Under this standard, in order to show the likelihood of competitive harm, it is not necessary to show actual competitive term.  National Parks & Conservation Ass’n v. Morton, 498 F.2d at 770.

The Company believes that, for the reason discussed in the text, the specific performance goals in the Company’s Annual Bonus Plan are exempted from disclosure under exemption 4 because they meet all three requirements referred to above:  the information (1) is commercial and financial; (2) was obtained from a person outside of the government and (3) is confidential.  The information would cause competitive harm to the Company and also would likely be confusing for investors.

2 As disclosed in the Proxy Statement, the measures, and their relative weights for 2006, were as follows:

•
financial performance (55% - measured by attaining a specific level of (i) operating earnings, excluding interest expense and amortization, and (ii) expense reduction as a percentage of total revenue);

•	health cost management (16% - measured primarily by commercial risk health and dental medical cost ratios, and, to a lesser extent, Medicare risk medical cost ratio);
•	growth (15% - measured by net membership growth and total revenue); and
•
constituent focus (14% - measured externally by member, hospital, plan sponsor and broker/consultant satisfaction survey results and internally by achievement of performance management and diversity milestones and employee survey results).

Mr. Tim Buchmiller, Senior Attorney
March 6, 2008

In order to motivate the Company’s executives to strive to fully achieve its goals, the Performance Targets exceed the earnings and operational guidance the Company publicly discloses to investors. For the reasons discussed below, we believe that the historical disclosure of the Performance Targets would result in substantial competitive harm to the Company.

In the health care industry, a competitive assessment is critical in determining whether a company’s business plan will be successful.  The Company regularly scrutinizes our competitors’ publicly available information to discern their strengths and weaknesses, which in turn are used to develop the Company’s own strategy in various markets.  We believe that this is a universal practice and that our competitors regularly review all of our publicly available information to glean any details that would be helpful in the development of their own strategy. As explained below, disclosure of the Performance Targets, even after the fact, would allow competitors to discern future actions that could be taken by the Company that are competitively sensitive, and also allow competitors to obtain a level of insight into the Company’s strategic plans that would allow competitors to take specific actions to blunt the Company’s achievement of its goals.  These effects are also exacerbated because the goals are an integral part of the Company’s continuing business plans, spanning multiple years.  In turn, the Company would be further harmed by not having access to similar information about its competitors.

As described on pages 31 to 32 of Compensation Discussion and Analysis in the Company’s 2007 Proxy Statement, the purpose of the Annual Bonus Plan is to align the interest of our executives with shareholders by motivating executives to achieve superior financial and operational performance.  The Committee, after consulting with the Board of Directors, establishes the Performance Targets as key financial and operational goals necessary for the Company to be successful and achieve the Committee’s compensation objectives.  The Performance Targets were deliberately set at aggressive levels, which are higher than public guidance.  The Committee should not need to be concerned that they are subjecting the Company to competitive harm in establishing these Performance Targets to meet executive compensation objectives.  The Company recognizes that the Performance Targets could be changed to more closely align with the Company’s public guidance in order to diminish concerns regarding competitive harm.  However, the Company believes that the SEC rules intend to appropriately provide for maintaining confidentiality to avoid making it necessary to amend important compensation objectives for fear of resulting competitive harm.  In this regard, the Company notes that, based on a review of the proxy statements of our major competitors and their publicly issued financial guidance, the Company believes that where our competitors have disclosed their bonus plan targets, the bonus plan targets equal their public financial guidance (and we do not know whether or not their actual internal business plans exceed these compensation measures).

Mr. Tim Buchmiller, Senior Attorney
March 6, 2008

We have set forth below the information that the Company’s competitors would be able to discern from historical disclosure of each element of the Performance Targets, and an example to demonstrate how such knowledge would result in competitive harm to the Company.   We note that the relevance to competitors and the resulting competitive harm to the Company is particularly acute when all of the Performance Targets are disclosed together.

•
Financial performance measure:  For 2006, inclusion of the actual amount of the targeted financial goals (operating earnings and expense reduction) would provide our competitors with the specific details against which to measure our achievement toward our confidential goals regarding earnings growth and expense reduction.  Historical disclosure of the Performance Targets will inform our competitors of the status of our efforts in achieving these goals under the Three-Year Strategic Plan, and they would be able to discern where the Company would need to make adjustments to reach those goals.

•
Health cost management measure:  For 2006, this element of the Performance Targets provided a combination of the Company’s commercial risk health and dental medical cost ratios, and, to a lesser extent, Medicare risk medical cost ratio.  These ratios represent the comparison of premiums received to medical benefits paid, and are widely used in the industry to drive decisions regarding the pricing and underwriting of healthcare insurance products. Management actions that affect these ratios include prices to be sought and achieved on products, product changes, and network contract changes.

•
Membership and revenue:  Companies in the healthcare industry evaluate this metric to make decisions regarding sales targets, sales approach and pricing.  As explained below, competitors could use this information to more reliably predict potential pricing strategies and other related actions.

•
Constituent focus:  As described in the Company’s 2007 Proxy Statement on page 33, these measures consist of a mix of constituent survey results and internal milestones regarding detailed aspects of relationships with health plan members, hospitals, plan sponsors, and brokers and consultants.  We believe that historical disclosure of this element of the Performance Targets, providing the confidential survey results and milestones, would be competitively detrimental since it reveals the Company’s strategies regarding business dealings with these constituents.  The Company believes its competitors would be able to use the disclosure of this element in gaining a competitive advantage against the Company, by adjusting their own manner of dealing with the various constituents in response, and thereby harming the Company’s competitive position.  In addition, because survey results use metrics that are designed internally to be difficult to achieve, where the Company does not hit the metric, competitors could provide customers and providers with the view that the Company is facing service issues when, instead, we may simply be measuring ourselves against standards that are be higher than industry norms.

Mr. Tim Buchmiller, Senior Attorney
March 6, 2008

    The Company’s financial performance metrics, health cost management measure, and membership and revenue measures are integrally related.  We believe the Company’s competitors can use this data to more reliably predict (especially when all of these historical measures are disclosed in tandem) the extent to which the Company has the continuing financial flexibility, taking into account market conditions, to pursue specific future actions.  These actions could involve the extent of price increases regarding its health or group insurance products, changes in the character of its health or group insurance policy products (such as changes in levels of benefits), or changes in its network contracts with providers. The Company’s historical disclosure of Performance Targets will also inform our competitors of the status of our efforts in achieving these particular goals under the Three-Year Strategic Plan, and where the Company is likely to make adjustments, including whether the Company is positioned to increase or decrease margins in the future to achieve its long-term strategic goals.

Hypothetical Example of Competitor’s Use of Historical Disclosure of Performance Targets

To better illustrate how historical disclosure of the Company’s Performance Targets could cause competitive harm to the Company, we present the following example of how the specific data could be used by a competitor.  The intent of this example is to focus on a subset of the metrics to demonstrate that even historical disclosure of the Performance Targets would be used to derive highly sensitive forward looking information that places the Company at a significant competitive disadvantage, and particularly given that the Company’s Three-Year Strategic Plan, and the actions thereunder, are executed across multiple years.

All numbers in this example are hypothetical and are being included solely for illustrative purposes (dollars are in millions).

Mr. Tim Buchmiller, Senior Attorney
March 6, 2008

Measure	Public Guidance given for Year 1 (at the beginning of Year 1)	Actual results reported by the Company for Year 1 (at the end of Year 1)	Hypothetical Performance Targets for Year 1
Operating earnings SG&A Ratio	$1,700 17.2%	$1,750 17%	$1,750 16.8%
Commercial Risk Medical Benefit Ratio (MBR) Medicare MBR	Below 80% Below 90%	79.8% 89.1%	79.0% 89.0%
Medical Membership Specialty Products Membership Revenue	600,000-700,000 $25,000	700,000 706,000 $25,000	900,000 1,400,000 $25,500

Under these circumstances, the Company’s competitors would have access in Year 2 to information that they could use to formulate their own pricing and other business strategies, giving them a competitive advantage against the Company.

The Company operates in an extremely competitive and price sensitive industry.  It is clear to the Company that a financial analyst at a competitor will review our performance against the Performance Targets, together with our other publicly available information, to conduct an analysis of what actions the Company may take in future years.   It is important to note that while the disclosure of each of the Performance Targets individually allows competitors to discern certain competitive strategies of the Company, when the targets are disclosed in combination, this risk is more acute.  This is because the Performance Targets represent individual elements of an overall financial strategy that can be more easily analyzed when multiple elements of the strategy are known.

Using the hypothetical example above, which would require the Company to provide public disclosure of the Performance Targets, the Company’s competitors would be able to discern with relative precision several competitively sensitive pieces of information and use them to their advantage as follows:

•
The Company is 20 basis points “behind” in achieving its expense ratio goals.  A competitor may conclude that the Company, because its expenses are higher than its own strategic plan, must either (1) reduce planned spending on technology or other initiatives or (2) set the Company’s prices higher than it otherwise would to achieve its expense ratio goals.  A competitor could use this information to decide to accelerate its own spending on initiatives such as investments in technology or other strategic advancements that give it a relative competitive advantage, but require increases in near term spending.  By accelerating their own spending on these initiatives, they would need to set their product prices higher than they otherwise would have, in order to maintain their profit margins.  The disclosure of our Performance Targets may cause a competitor to take these actions when they otherwise might not have.  Alternatively, a competitor could determine to maintain their spending at the same pace and pursue more modest product prices since they would conclude the Company may not be able to match those prices without substantial expense reductions.

Mr. Tim Buchmiller, Senior Attorney
March 6, 2008

•
By reviewing the planned Medical Benefit Ratios for Commercial and Medicare businesses, a competitor would discern that the Company is roughly “on plan” with respect to the profit margin of  its Medicare business and that its Commercial business is less profitable than planned.  The competitor would also conclude that in the Company’s Commercial book of business the Company will likely need to increase prices more than the expected increases in underlying medical costs to enable the Company to meet its profitability goals for this business.  The competitor can use this information to make key decisions about whether it wants to moderate its own prices, thereby “undercutting” the Company’s prices to attempt to take business from it, or take other pricing actions such as raising its own prices more than it otherwise originally planned, given that the disclosures allow the competitor to estimate that the Company is constrained in “underbidding” the competitor for commercial business.

•
The Company is 200,000 members “behind” in achieving its strategic plan for long term membership growth.  A competitor would conclude that the Company may need to be more aggressive in its product offerings in order to meet its strategic goals for increased membership.  Taken together with the information discussed above, regarding the Company being “behind plan” with respect to its Commercial business profitability and roughly “on plan” with respect to its Medicare business profitability, the competitor would conclude that the Company must have set its prices too high in its Commercial business to achieve its planned membership growth, and taking into account that the Company is “behind” in achieving its SG&A targets and “behind plan” with respect to the profitability of its Commercial business, the competitor would conclude it is unlikely the Company could make up for this membership growth shortfall by moderating prices in its Commercial business, since that may result in not maintaining planned levels of profitability.  With the additional information that the Company’s total revenue is below planned levels, the competitor now has sufficient information to possibly target the Company’s Commercial customers for more aggressive price competition.

•
The fact that the Company met its planned earnings goal, despite the shortfall in meeting expense, profitability and membership goals, could signal to a competitor that it will be difficult for the Company to maintain its pace of earnings per share growth in the current and future years without taking the actions discussed above to maintain profitability and address expense issues.  This makes it more likely that the competitor would undertake the actions discussed above to compete with the Company on price in its commercial business or to undertake spending on technology initiatives.

Mr. Tim Buchmiller, Senior Attorney
March 6, 2008

While the above examples are illustrative, historical disclosure of different outcomes, depending on varying facts at hand, would be similarly damaging.  Historical disclosure of all of the Performance Targets, particularly when disclosed in tandem, allows competitors to discern with relative precision whether the Company is ahead, behind or on target with respect to its long term continuing strategic plans and permits the Company’s competitors to then adjust their business strategies in anticipation of the Company’s future actions, including, as explained above, in pricing of its products, its internal spending on technology or other initiatives, the type of businesses targeted for future growth, or other matters.  This type of information, which the Company does not have about its competitors, would place the Company at a significant competitive disadvantage and result in competitive harm to the Company.

We also believe that disclosure of the Performance Targets may confuse investors, who are accustomed to focusing on the Company’s public guidance, given that the Targets focus on the same underlying metrics as the guidance given, but are based on different probabilities that they will be achieved.  It will be difficult for investors to understand that the Performance Targets are designed by the Committee to motivate executives for compensation purposes to achieve the Company’s business goals and Three Year Strategic Plan, a different purpose than public guidance.

We also believe that disclosure of the Performance Targets is not necessary for a full understanding and analysis of the Company’s compensation philosophy and objectives.  The disclosure regarding the Annual Bonus Plan on page 33 of the 2007 Proxy Statement describes the nature of each measure, its relative weighting and that the specific measures will require significant efforts to achieve.  In addition, the disclosure on page 34 with respect to the results achieved for the year includes a description of whether each measure was achieved, and the resulting percentage funding of the Annual Bonus Plan.  We believe this disclosure complies with the requirements under the rules, and provides the detail necessary for a robust understanding of the operation and funding of the Annual Bonus Plan, while maintaining the confidentiality of Company information that poses a substantial risk of competitive harm as permitted under the SEC rules.  We intend to add additional disclosure concerning the difficulty of attaining the Performance Targets in the 2008 Proxy Statement.

We believe this letter to be responsive to the Staff’s questions.  If you have any questions about this analysis we would be happy to discuss these issues further.

Sincerely,

/s/ Judith H. Jones
Judith H. Jones